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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Building Materials Holding Corporation
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
120113105
(CUSIP Number)
November 17, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	120113105	Page	2	of	5

1	NAMES OF REPORTING PERSONS Howard H. Leach

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	5	SOLE VOTING POWER

NUMBER OF		1,541,000[1]

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,541,000[1]

WITH:	8	SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,541,000[1]

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.19%[2]

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
     1     These shares are owned by The Howard H. Leach Living Trust, a revocable trust, which Mr. Howard H. Leach is the sole trustee of, and for as long as he is living, the sole beneficiary.
     2     Based upon 29,691,028 shares of common stock, par value $0.001 per share, of the Issuer, outstanding as of November 5, 2008, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2008, filed with the Securities and Exchange Commission on November 6, 2008.

CUSIP No.	120113105	Page	3	of	5

Item 1(a).	Name of Issuer:

Building Materials Holding Corporation (“Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

Four Embarcadero Center, Suite 3200, San Francisco, CA 94111

Item 2(a).	Name of Person Filing:

Howard H. Leach

Item 2(b).	Address of Principal Business Office or, if None, Residence:

c/o Leach Capital LLC, 101 California Street, Suite 4310, San Francisco, CA 94111

Item 2(c).	Citizenship:

Howard H. Leach is a United States citizen.

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.001 per share.

Item 2(e).	CUSIP Number:

120113105

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

☒	Not Applicable.

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

CUSIP No.	120113105	Page	4	of	5

	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).

	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

The following information is provided as of November 24, 2008:

	(a)	Amount beneficially owned: 1,541,000[1]

	(b)	Percent of Class: 5.19%[2]

	(c)	Number of shares as to which such person has:

		(i)	Sole power to vote or direct the vote: 1,541,000[1]

		(ii)	Shared power to vote or direct the vote: 0

		(iii)	Sole power to dispose or direct the disposition of: 1,541,000[1]

		(iv)	Shared power to dispose or direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

The reporting person is the sole trustee of and, for as long as he is living, the sole beneficiary of The Howard H. Leach Living Trust, which owns the shares reported herein. As the sole trustee, the reporting person has the power to direct the receipt of dividends from, and proceeds from the sale of, the shares reported herein. In addition, as the sole beneficiary during his lifetime, the reporting person has the right to receive the receipt of dividends from, and the proceeds from the sale of, the shares reported herein.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No.	120113105	Page	5	of	5
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: November 25, 2008.

/s/ Howard H. Leach
Howard H. Leach